EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to fixed charges for the periods shown:

	For the Nine Months Ended September 30,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$218,506	$121,549
Capitalized interest expense	1,088	—
Rental expense interest(1)	3,109	2,812
Total	$222,703	$124,361
Earnings
Pre-tax income	$(2,278)	$(19,706)
Income from equity investees	(911)	(715)
Fixed charges	222,703	124,361
Amortization of capitalized interest	—	—
Minority interest	143	197
Total	$219,657	$104,137

Ratio	0.99	0.84

Deficiency	$3,046	$20,224

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(1)	Those portions of rental expense that are representative of interest cost.

The following table sets forth HBMC’s ratios of earnings to fixed charges for the periods shown:

	For the Nine Months Ended September 30,
	2006	2005
	(Dollars in thousands)
Fixed Charges
Interest expense	$30,109	$18,258
Capitalized interest expense	1,088	—
Rental expense interest(1)	3,109	2,812
Total	$34,306	$21,070

Earnings
Pre-tax income	$(58,349)	$(62,033)
Income from equity investees	(911)	(715)
Fixed charges	34,306	21,070
Amortization of capitalized interest	—	—
Minority interest	143	197
Total	$(24,811)	$(41,481)
Ratio	(0.72)	(1.97)

Deficiency	$59,117	$62,551

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(1)	Those portions of rental expense that are representative of interest cost.